Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated July 24, 2024 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2024 for a full understanding of the financial position and results of operations of Veren Inc. (the “Company” or “Veren”). Except as otherwise noted, the results of operations present only continuing operations. Comparative period results have been correspondingly revised to reflect current period presentation.
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2024, are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board.
Structure of the Business
On May 10, 2024, Crescent Point Energy Corp. changed its name to Veren. The principal undertaking of Veren is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Total production for the second quarter averaged 192,648 boe/d, up 24 percent from the second quarter of 2023, primarily attributable to growing volumes in the Alberta Montney. The second quarter featured an active capital program, with development capital expenditures of $350.6 million and 42 (40.6 net) wells drilled.
Veren achieved strong second quarter financial results, with adjusted funds flow from operations of $611.7 million, adjusted net earnings from operations of $237.8 million, and excess cash flow of $193.4 million. The Company continued to execute on its return of capital framework by returning a significant portion of its excess cash flow to shareholders through share repurchases and dividends. The Company repurchased 3.6 million common shares for total consideration of $42.4 million during the second quarter.
The Company reduced net debt by $620.2 million during the quarter, ending with net debt of $2.96 billion or 1.2 times net debt to adjusted funds flow from operations. Veren also received an investment-grade credit rating and subsequently closed an aggregate $1.00 billion public senior note offering during the quarter. Proceeds from the offering were used to repay existing indebtedness including fully retiring the Company's bank term loan.
During the second quarter, the Company closed the sale of certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan cash-generating unit ("CGU") for total consideration of $540.7 million, after closing adjustments. These assets were recorded as assets held for sale at March 31, 2024.
To provide downside commodity price protection, the Company has hedged approximately 50 percent of its oil and liquids production and 30 percent of its natural gas production through the remainder of 2024 and approximately 30 percent of its oil and liquids production and 35 percent of its natural gas production in the first half of 2025, net of royalty interest.
Veren remains on track to meet its 2024 guidance of average annual production of 191,000 - 199,000 boe/d and development capital expenditures of $1.40 - $1.50 billion.
Development capital expenditures, adjusted funds flow from operations, adjusted net earnings from operations, excess cash flow, net debt and net debt to adjusted funds flow from operations are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

VEREN INC.	1

Presentation of Continuing and Discontinued Operations
In 2023, the Company completed the disposition of its North Dakota assets, which made up its Northern U.S. CGU. The Northern U.S. CGU represented a geographical area of the Company's operations, therefore, its results were classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Refer to the Discontinued Operations in this MD&A for further information. The financial results for the three and six months ended June 30, 2024 and June 30, 2023, are presented below to reconcile continuing and discontinued operations to total results.
The following table summarizes the Company's financial results from continuing and discontinued operations for the three months ended June 30, 2024 and June 30, 2023:

	Three months ended June 30, 2024			Three months ended June 30, 2023
($ millions)	Continuing	Discontinued	Total	Continuing (1)	Discontinued (1)	Total
REVENUE AND OTHER INCOME
Oil and gas sales	1,136.4	—	1,136.4	791.6	158.0	949.6
Purchased product sales	27.7	—	27.7	16.2	—	16.2
Royalties	(115.9)	—	(115.9)	(83.8)	(40.2)	(124.0)
Oil and gas revenue	1,048.2	—	1,048.2	724.0	117.8	841.8
Commodity derivative gains	62.3	—	62.3	36.7	—	36.7
Other income	2.4	0.1	2.5	2.9	6.3	9.2
	1,112.9	0.1	1,113.0	763.6	124.1	887.7
EXPENSES
Operating	239.5	—	239.5	182.8	20.4	203.2
Purchased product	27.3	—	27.3	17.6	—	17.6
Transportation	79.7	—	79.7	39.7	4.0	43.7
General and administrative	37.9	—	37.9	36.7	0.4	37.1
Interest	56.9	—	56.9	31.5	—	31.5
Foreign exchange (gain) loss	0.8	—	0.8	(4.2)	—	(4.2)
Share-based compensation	8.4	—	8.4	6.5	0.1	6.6
Depletion, depreciation and amortization	322.1	—	322.1	211.5	53.0	264.5
Accretion and financing	5.9	—	5.9	6.4	0.2	6.6
	778.5	—	778.5	528.5	78.1	606.6
Net income before tax	334.4	0.1	334.5	235.1	46.0	281.1

Tax expense
Current	—	—	—	—	—	—
Deferred	73.5	—	73.5	56.7	12.1	68.8
Net income	260.9	0.1	261.0	178.4	33.9	212.3
(1)Comparative period revised to reflect current period presentation.

VEREN INC.	2

The following table summarizes the Company's financial results from continuing and discontinued operations for the six months ended June 30, 2024 and June 30, 2023:

	Six months ended June 30, 2024			Six months ended June 30, 2023
($ millions)	Continuing	Discontinued	Total	Continuing (1)	Discontinued (1)	Total
REVENUE AND OTHER INCOME
Oil and gas sales	2,244.3	—	2,244.3	1,553.6	309.6	1,863.2
Purchased product sales	56.0	—	56.0	36.0	—	36.0
Royalties	(229.8)	—	(229.8)	(169.8)	(78.7)	(248.5)
Oil and gas revenue	2,070.5	—	2,070.5	1,419.8	230.9	1,650.7
Commodity derivative gains (losses)	(151.0)	—	(151.0)	49.9	—	49.9
Other income (loss)	3.9	(12.7)	(8.8)	11.4	6.3	17.7
	1,923.4	(12.7)	1,910.7	1,481.1	237.2	1,718.3
EXPENSES
Operating	490.5	—	490.5	351.8	43.8	395.6
Purchased product	57.1	—	57.1	38.1	—	38.1
Transportation	161.5	—	161.5	72.5	6.7	79.2
General and administrative	66.5	—	66.5	60.7	1.1	61.8
Interest	117.7	—	117.7	47.5	—	47.5
Foreign exchange gain	(1.0)	—	(1.0)	(7.2)	—	(7.2)
Share-based compensation	20.6	—	20.6	24.0	0.1	24.1
Depletion, depreciation and amortization	666.2	—	666.2	397.9	98.3	496.2
Impairment	512.3	—	512.3	—	—	—
Accretion and financing	12.7	—	12.7	13.4	0.3	13.7
	2,104.1	—	2,104.1	998.7	150.3	1,149.0
Net income (loss) before tax	(180.7)	(12.7)	(193.4)	482.4	86.9	569.3

Tax expense (recovery)
Current	—	—	—	—	—	—
Deferred	(42.7)	—	(42.7)	119.2	21.1	140.3
Net income (loss)	(138.0)	(12.7)	(150.7)	363.2	65.8	429.0
(1)Comparative period revised to reflect current period presentation.
Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate (bbls/d)	110,399	84,944	30	112,003	81,586	37
NGLs (bbls/d)	17,041	14,360	19	18,059	13,963	29
Natural gas (mcf/d)	391,249	192,964	103	393,228	175,425	124
Production from continuing operations (boe/d)	192,648	131,465	47	195,600	124,787	57
Production from discontinued operations (boe/d)	—	23,566	(100)	—	22,412	(100)
Total average daily production (boe/d)	192,648	155,031	24	195,600	147,199	33
Crude oil and liquids - continuing operations (%)	66	76	(10)	66	77	(11)
Natural gas - continuing operations (%)	34	24	10	34	23	11
Total (%)	100	100	—	100	100	—

VEREN INC.	3

The following is a summary of Veren's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area (boe/d)	2024	2023	% Change	2024	2023	% Change
Alberta	137,078	68,078	101	136,945	60,931	125
Saskatchewan	55,570	63,387	(12)	58,655	63,856	(8)
Production from continuing operations	192,648	131,465	47	195,600	124,787	57
Production from discontinued operations - North Dakota	—	23,566	(100)	—	22,412	(100)
Total average daily production	192,648	155,031	24	195,600	147,199	33
Veren's average production from continuing operations for the three and six months ended June 30, 2024, was 192,648 boe/d and 195,600 boe/d, respectively, an increase of 47 percent and 57 percent from the same periods in 2023. The increase is primarily due to the acquisitions of the Alberta Montney assets in May 2023 and December 2023, along with organic growth from the Company's development program. This was partially offset by the disposition of non-core assets in Southeast Saskatchewan and Southwest Saskatchewan in June 2024.
The Company's weighting to crude oil and liquids production in the three and six months ended June 30, 2024, decreased by 10 percent and 11 percent, respectively, from the 2023 comparative periods. The decrease was mainly due to the increased production from the Alberta Montney assets mentioned above, which have a higher weighting of natural gas production, and the disposition of oil-weighted assets in June 2024.
Exhibit 1
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate ($/bbl)	101.81	91.08	12	95.93	91.83	4
NGLs ($/bbl)	35.78	29.64	21	36.62	35.43	3
Natural gas ($/mcf)	1.64	2.78	(41)	2.35	3.40	(31)
Total ($/boe)	64.82	66.17	(2)	63.04	68.78	(8)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

VEREN INC.	4

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2024	2023	% Change	2024	2023	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	80.55	73.75	9	78.76	74.92	5
WTI crude oil (Cdn$/bbl)	110.19	98.99	11	107.01	100.97	6
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.96)	(5.25)	14	(10.12)	(6.98)	45
FOS crude oil (Cdn$/bbl) (3)	(17.56)	(18.54)	(5)	(20.23)	(24.81)	(18)
MSW crude oil (Cdn$/bbl) (4)	(4.97)	(4.16)	19	(8.34)	(4.02)	107
C5+ condensate (Cdn$/bbl) (5)	(4.71)	(1.97)	139	(5.16)	1.50	(444)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	1.18	2.45	(52)	1.84	2.84	(35)
AECO monthly index natural gas (Cdn$/mcf)	1.43	2.34	(39)	1.74	3.34	(48)
NYMEX natural gas (US$/mmbtu) (7)	1.89	2.10	(10)	2.06	2.76	(25)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.731	0.745	(2)	0.736	0.742	(1)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select ("WCS") price.
(4)MSW refers to Mixed Sweet Blend crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices strengthened in the three and six months ended June 30, 2024, compared to the same periods in 2023. Geopolitical tensions in the Middle East and Ukraine continued to impact supply concerns and sustained OPEC+ production cuts resulted in upward pressure on crude oil prices. This was slightly offset by slower demand growth amid worldwide economic uncertainty, weak refining margins in Asia and the United States and the OPEC+ announcement to consider reducing voluntary output cuts dependent on market conditions.
Natural gas prices were weaker during the three and six months ended June 30, 2024, compared to the same periods in 2023, primarily due to a very mild late winter and spring across most of North America, which led to reduced demand and increased injections into storage. This resulted in inventory levels that exceeded the 5-year average. Higher production in both the U.S. and Canada provided further downward pressure on natural gas prices. The AECO daily and NYMEX benchmark prices decreased 52 percent and 10 percent in the three months ended June 30, 2024, respectively, compared to the same period in 2023. The AECO daily benchmark price was significantly lower in the second quarter of 2024 relative to NYMEX benchmark price, primarily due to an over-supplied Alberta downstream market combined with increased injection and storage levels. The AECO daily and NYMEX benchmark prices decreased 35 percent and 25 percent in the six months ended June 30, 2024, respectively, compared to the same period in 2023, due to the reasons discussed above.
Exhibit 2
LSB and MSW crude oil differentials weakened slightly in the three months ended June 30, 2024, compared to the same period in 2023, primarily due to the rise in crude oil supply in the Western Canadian Sedimentary Basin ("WCSB") resulting in high inventory storage levels. This was partially offset by the startup of the Trans Mountain pipeline ("TMX") expansion in May 2024, which increased pipeline capacity in the last two months of the quarter. LSB and MSW crude oil differentials weakened in the six months ended June 30, 2024, compared to the same period in 2023, primarily due to the postponement of the TMX expansion startup to May 2024, which led to apportionment on the Enbridge mainline and high inventory levels due to the inability to transport light and heavy crude out of the WCSB.

VEREN INC.	5

FOS crude oil differentials strengthened in the three and six months ended June 30, 2024, compared to the same periods of 2023, primarily due to narrower WCS differentials due to the TMX startup in May 2024. WCS differentials were unusually wide in the first half of 2023, largely due to outages at North American refineries that process heavy crude oil, resulting in an oversupplied heavy crude oil market.
Condensate differentials weakened in the three and six months ended June 30, 2024, compared to the same periods in 2023, primarily due to oversupply in the North American condensate market, with storage levels near maximum capacity. Weak MSW pricing also contributed to lower prices for other light grades.
For the three and six months ended June 30, 2024, the Company's average selling price for crude oil and condensate increased 12 percent and 4 percent, respectively, from the same periods in 2023, primarily due to a 11 percent and 6 percent increase in the Cdn$ WTI benchmark price, respectively.
The Company's corporate crude oil and condensate differential relative to Cdn$ WTI in the three and six months ended June 30, 2024 was $8.38 per bbl and $11.08 per bbl, respectively, compared to $7.91 per bbl and $9.14 per bbl, respectively, in the same periods of 2023. The wider corporate differentials were driven by weaker LSB, MSW and C5+ differentials, partially offset by stronger FOS differentials and additional exposure to MSW due to the acquisitions of the Alberta Montney assets.
For the three and six months ended June 30, 2024, the Company's average selling price for NGLs increased 21 percent and 3 percent, respectively, from the same periods in 2023, primarily due to increased butane prices, which are tied to WTI pricing, coupled with selling a portion of the Company's propane production at Far East Index pricing, which receives a premium relative to the Edmonton propane market.
The Company's average selling price for natural gas for the three and six months ended June 30, 2024 decreased 41 percent and 31 percent, respectively, compared to the same periods in 2023, as a result of weaker AECO daily and NYMEX benchmark prices. The Company's gas production primarily trades at a slight premium to AECO pricing due to the Company selling a portion of its portfolio to U.S. markets.
Exhibit 3

Crude Oil and Condensate Prices
130.00
120.00
110.00
100.00
90.00
80.00
70.00
Cdn$ /bbl
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
WTI
LSB
FOS
C5+
MSW
Veren average selling price

Commodity Derivatives
Management of cash flow variability is an integral component of Veren's business strategy. Veren regularly monitors changing business and market conditions while executing its strategic risk management program. Veren proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate using derivatives with investment-grade counterparties.

VEREN INC.	6

The Company's crude oil derivatives are referenced to WTI and MSW. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Veren utilizes a variety of derivatives, including swaps, swaptions, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 21 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended June 30, 2024, for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions, except volume amounts)	2024	2023	% Change	2024	2023	% Change
Average crude oil volumes hedged (bbls/d)	57,000	30,852	85	57,430	25,953	121
Crude oil realized derivative gain (loss)	(21.4)	20.9	(202)	(19.2)	11.1	(273)
per bbl - continuing operations	(2.13)	2.70	(179)	(0.94)	0.75	(225)
Average natural gas volumes hedged (GJ/d) (1) (2)	122,735	34,000	261	121,735	32,011	280
Natural gas realized derivative gain (2)	18.0	4.4	309	20.3	6.8	199
per GJ - continuing operations	0.51	0.25	104	0.28	0.21	33
Average barrels of oil equivalent hedged (boe/d) (2)	76,388	36,223	111	76,661	31,010	147

Total realized commodity derivative gains (losses) (2)	(3.4)	25.3	(113)	1.1	17.9	(94)
per boe - continuing operations	(0.19)	2.11	(109)	0.03	0.79	(96)
per boe - total average daily production	(0.19)	1.79	(111)	0.03	0.67	(96)
(1)GJ/d is defined as gigajoules per day.
(2)The natural gas derivative gain includes the realized derivative gains and losses on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative loss for crude oil was $21.4 million and $19.2 million for the three and six months ended June 30, 2024, respectively, compared to a realized derivative gain of $20.9 million and $11.1 million for the same periods in 2023. The realized derivative loss was primarily attributable to the higher Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price.
Veren's realized derivative gain for natural gas was $18.0 million and $20.3 million for the three and six months ended June 30, 2024, respectively, compared to $4.4 million and $6.8 million for the same periods in 2023. The realized gains in 2024 are primarily the result of the lower average NYMEX and AECO monthly index prices compared to the Company's average derivative natural gas hedge prices.
Exhibit 4
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Crude oil	13.4	7.2	86	(180.4)	35.2	(613)
Natural gas	52.3	4.2	1,145	28.3	(3.2)	(984)
Total unrealized commodity derivative gains (losses)	65.7	11.4	476	(152.1)	32.0	(575)
For the three months ended June 30, 2024, the Company recognized a total unrealized derivative gain of $65.7 million on its commodity contracts compared to $11.4 million for the same period in 2023, primarily due to the wider AECO to NYMEX differential and the maturity of out-of-the-money crude oil derivative contracts.

VEREN INC.	7

In the six months ended June 30, 2024, the Company recognized a total unrealized loss of $152.1 million on its commodity contracts compared to a total unrealized derivative gain of $32.0 million in the same period of 2023, primarily attributable to the increase in the Cdn$ WTI forward benchmark prices, partially offset by the wider forward AECO to NYMEX differential at June 30, 2024 compared to December 31, 2023.
Oil and Gas Sales

	Three months ended June 30			Six months ended June 30
($ millions) (1)	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate sales	1,022.7	704.0	45	1,955.4	1,356.0	44
NGL sales	55.5	38.7	43	120.4	89.5	35
Natural gas sales	58.2	48.9	19	168.5	108.1	56
Total oil and gas sales	1,136.4	791.6	44	2,244.3	1,553.6	44
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 44 percent in both the three and six months ended June 30, 2024, compared to the same periods in 2023, primarily due to higher production volumes and higher average realized crude oil, condensate and NGL prices, partially offset by a higher natural gas weighting and lower realized natural gas prices.
Exhibit 5
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except % and per boe amounts)	2024	2023	% Change	2024	2023	% Change
Royalties	115.9	83.8	38	229.8	169.8	35
As a % of oil and gas sales	10.2	10.6	(0.4)	10.2	10.9	(0.7)
Per boe	6.61	7.00	(6)	6.46	7.52	(14)
Royalties increased 38 percent and 35 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023, primarily due to the increase in oil and gas sales in the same periods, partially offset by a lower royalty rate. Royalties as a percentage of oil and gas sales in the three and six months ended June 30, 2024, decreased compared to the same periods in 2023, primarily due to the addition of the lower royalty rate Alberta Montney assets.
Royalties per boe decreased 6 percent and 14 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023. This is primarily attributable to the lower average royalty rate described above.

VEREN INC.	8

Exhibit 6
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Operating Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Operating expenses	239.5	182.8	31	490.5	351.8	39
Per boe	13.66	15.28	(11)	13.78	15.58	(12)
Operating expenses increased 31 percent and 39 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023. The increase was primarily due to higher production as a result of the Alberta Montney acquisitions in May 2023 and December 2023.
Operating expenses per boe decreased by 11 percent and 12 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023, primarily due to the lower per boe operating costs associated with the acquired Alberta Montney assets.
Exhibit 7
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Transportation expenses	79.7	39.7	101	161.5	72.5	123
Per boe	4.55	3.32	37	4.54	3.21	41
Transportation expenses increased 101 percent and 123 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023, primarily due to increased production from the acquired Alberta Montney assets that have higher transportation costs. On a per boe basis, transportation expenses increased 37 percent and 41 percent in the three and six months ended June 30, 2024, respectively, compared to the same period in 2023. The increase was primarily due to higher tariff rates associated with the Alberta Montney assets and additional tariffs incurred to access favorable pricing in the U.S. Midwest natural gas market.

VEREN INC.	9

Exhibit 8
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Netback

	Three months ended June 30			Six months ended June 30
($/boe) (1)	2024	2023	% Change	2024	2023	% Change
Oil and gas sales	64.82	66.17	(2)	63.04	68.78	(8)
Royalties	(6.61)	(7.00)	(6)	(6.46)	(7.52)	(14)
Operating expenses	(13.66)	(15.28)	(11)	(13.78)	(15.58)	(12)
Transportation expenses	(4.55)	(3.32)	37	(4.54)	(3.21)	41
Operating netback (2)	40.00	40.57	(1)	38.26	42.47	(10)
Realized gain (loss) on commodity derivatives	(0.19)	2.11	(109)	0.03	0.79	(96)
Netback (2)	39.81	42.68	(7)	38.29	43.26	(11)
(1)The dominant production category for the Company's properties is crude oil and condensate. These categories include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's operating netback for the three and six months ended June 30, 2024, decreased to $40.00 per boe and $38.26 per boe, respectively, from $40.57 per boe and $42.47 per boe in the same periods in 2023. The decrease in the Company's operating netback between periods was primarily due to the decrease in average selling price and the increase in transportation expenses, partially offset by lower royalties and operating expenses. The decrease in the Company's netback in the three months ended June 30, 2024, was a result of the decrease in the operating netback and the realized loss on commodity derivatives in the second quarter of 2024, compared to a realized gain in the same period in 2023. The decrease in the Company's netback in the six months ended June 30, 2024, compared to the same period of 2023, was a result of the decrease in the operating netback and the lower realized gain on commodity derivatives compared to the same period in 2023.
Exhibit 9
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

VEREN INC.	10

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Gross general and administrative expenses	54.2	48.6	12	98.4	85.9	15
Overhead recoveries	(6.2)	(3.5)	77	(11.4)	(7.9)	44
Capitalized	(10.1)	(8.4)	20	(20.5)	(17.3)	18
Total general and administrative expenses	37.9	36.7	3	66.5	60.7	10
Transaction costs	(12.9)	(14.6)	(12)	(14.2)	(16.4)	(13)
General and administrative expenses	25.0	22.1	13	52.3	44.3	18
Per boe	1.43	1.85	(23)	1.47	1.96	(25)
General and administrative ("G&A") expenses increased to $25.0 million and $52.3 million in the three and six months ended June 30, 2024, compared to $22.1 million and $44.3 million in the same periods in 2023. The increase is primarily due to higher employee related costs, professional fees and information systems costs.
For the three and six months ended June 30, 2024, G&A expenses on a per boe basis decreased 23 percent and 25 percent, respectively, compared to the same periods in 2023, primarily due to higher production volumes and synergies achieved through the Company's acquisitions.
Transaction costs relate to the Company's acquisition and disposition transactions in Canada. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 10
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Interest Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Interest expense on long-term debt	56.2	29.8	89	117.5	45.9	156
Unrealized loss on interest derivative contracts	0.7	1.7	(59)	0.2	1.6	(88)
Interest expense	56.9	31.5	81	117.7	47.5	148
Per boe - continuing operations	3.25	2.63	24	3.31	2.10	58
Per boe - total average daily production	3.25	2.23	46	3.31	1.78	86
Interest expense on long-term debt increased 89 percent and 156 percent in the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023, due to the Company's higher average debt balance and higher effective interest rates. The Company's higher average debt balance in 2024 was due to the acquisitions in 2023. The Company's effective interest rates increased to 6.24 percent and 6.37 percent in the three and six months ended June 30, 2024, compared to 5.07 percent and 4.75 percent in the same periods in 2023, due to higher benchmark interest rates.
At June 30, 2024, approximately 50 percent of the Company's outstanding long-term debt had fixed interest rates.

VEREN INC.	11

Exhibit 11
Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Realized gain on CCS - principal	91.1	89.4	2	88.7	89.1	—
Translation of US dollar long-term debt	(24.5)	39.1	(163)	(90.3)	40.0	(326)
Unrealized loss on CCS - principal and foreign exchange swaps	(69.1)	(123.4)	(44)	(4.8)	(120.5)	(96)
Other	1.7	(0.9)	(289)	7.4	(1.4)	(629)
Foreign exchange gain (loss)	(0.8)	4.2	(119)	1.0	7.2	(86)
The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the three and six months ended June 30, 2024, the Company realized gains of $91.1 million and $88.7 million, respectively, on CCS related to senior guaranteed note maturities and US dollar denominated Secured Overnight Financing Rate loan maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. For the three and six months ended June 30, 2024, the Company recorded foreign exchange losses of $24.5 million and $90.3 million, respectively, which were attributed to the weaker Canadian dollar at June 30, 2024 as compared to March 31, 2024 and December 31, 2023, respectively.
For the three and six months ended June 30, 2024, Veren recorded unrealized derivative losses on CCS and foreign exchange swaps of $69.1 million and $4.8 million, respectively, due to the maturity of in-the-money CCS contracts, partially offset by the impact of the weaker forward Canadian dollar on the Company's CCS at June 30, 2024 as compared to March 31, 2024 and December 31, 2023, respectively.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Share-based compensation costs	9.0	4.9	84	29.3	22.4	31
Realized gain on equity derivative contracts	—	—	—	(4.8)	(25.8)	(81)
Unrealized loss on equity derivative contracts	0.7	2.5	(72)	0.6	30.0	(98)
Capitalized	(1.3)	(0.9)	44	(4.5)	(2.6)	73
Share-based compensation expense	8.4	6.5	29	20.6	24.0	(14)
Per boe	0.48	0.54	(11)	0.58	1.06	(45)
During the three and six months ended June 30, 2024, the Company recorded share-based compensation ("SBC") costs of $9.0 million and $29.3 million, respectively, compared to $4.9 million and $22.4 million in the same periods of 2023. The higher SBC costs in the three and six months ended June 30, 2024, are primarily attributable to more favorable movements in share price throughout 2024 relative to the comparative periods in 2023.
In the six months ended June 30, 2024, the Company recognized a realized gain of $4.8 million on in-the-money equity derivative contracts that matured in the first quarter of 2024. The realized gain is primarily due to the increase in the Company's share price compared to the hedge price at the time of grant.
The Company capitalized SBC costs of $1.3 million and $4.5 million for the three and six months ended June 30, 2024, an increase of 44 percent and 73 percent, respectively, from the same periods in 2023. The increase was primarily due to the increase in total SBC costs mentioned above.

VEREN INC.	12

Exhibit 12
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	June 30, 2024	December 31, 2023
Restricted Share Bonus Plan (1)	1,116,754	1,380,685
Employee Share Value Plan	2,935,707	2,660,066
Performance Share Unit Plan (2)	2,865,521	1,623,248
Deferred Share Unit Plan	1,829,060	1,728,423
Stock Option Plan (3)	911,572	3,224,260
(1)At June 30, 2024, the Company was authorized to issue up to 9,057,982 common shares (December 31, 2023 - 9,774,533 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At June 30, 2024, the weighted average exercise price is $5.27 per share (December 31, 2023 - $4.74 per share).
As of the date of this MD&A, the Company had 1,116,754 restricted shares, 2,949,253 ESVP awards, 2,886,889 PSUs, 1,860,070 DSUs and 901,207 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Depletion and depreciation	292.3	206.2	42	606.8	390.0	56
Amortization of exploration and evaluation undeveloped land	29.8	5.3	462	59.4	7.9	652
Depletion, depreciation and amortization	322.1	211.5	52	666.2	397.9	67
Per boe	18.37	17.68	4	18.71	17.62	6
For the three and six months ended June 30, 2024, the Company's depletion, depreciation and amortization ("DD&A") rate increased to $18.37 per boe and $18.71 per boe, respectively, compared to $17.68 per boe and $17.62 per boe in the same periods in 2023. The increase in the DD&A rate per boe in 2024 was due to the increase in amortization of exploration and evaluation ("E&E") undeveloped land, primarily as a result of the acquisition of the Alberta Montney assets in May 2023 and December 2023.
DD&A expense increased 52 percent and 67 percent in the three and six months ended June 30, 2024, compared to the same periods in 2023, due to higher production volumes in 2024 and higher DD&A rates.

VEREN INC.	13

Exhibit 13
Impairment

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Impairment	—	—	—	512.3	—	100
Per boe	—	—	—	14.39	—	100
The Company recognized an impairment loss of $512.3 million in the first quarter of 2024. At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs as held for sale. Immediately prior to classifying the assets as held for sale and at the balance sheet date, the Company conducted a review of the assets' estimated recoverable amounts and recorded impairment losses of $486.8 million on Property, Plant & Equipment ("PP&E") and $25.5 million on goodwill. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration. The Company completed the disposition of these assets in the second quarter of 2024.
Taxes

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Current tax expense	—	—	—	—	—	—
Deferred tax expense (recovery)	73.5	56.7	30	(42.7)	119.2	(136)
Current Tax Expense
In the three and six months ended June 30, 2024 and June 30 2023, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form ("AIF") for the year ended December 31, 2023, for information on the Company's expected tax horizon, which is available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.
Deferred Tax Expense (Recovery)
In the three months ended June 30, 2024, the Company recorded a deferred tax expense of $73.5 million compared to $56.7 million in the same period of 2023. The deferred tax expense in the second quarter of 2024 reflects the pre-tax income in the period.
In the six months ended June 30, 2024, the Company recorded a deferred tax recovery of $42.7 million compared to a deferred tax expense of $119.2 million in the same period of 2023. The deferred tax recovery for the six months ended June 30, 2024 reflects the pre-tax loss in the period.

VEREN INC.	14

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from continuing operations	625.8	365.9	71	1,037.0	735.7	41

Adjusted funds flow from continuing operations (1)	611.7	453.4	35	1,179.9	892.0	32

Net income (loss) from continuing operations	260.9	178.4	46	(138.0)	363.2	(138)
Net income (loss) from continuing operations per share - diluted	0.42	0.33	27	(0.22)	0.66	(133)

Adjusted net earnings from continuing operations (1)	237.8	171.6	39	424.8	359.3	18
Adjusted net earnings from continuing operations per share - diluted (1)	0.38	0.32	19	0.68	0.65	5
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities from continuing operations increased from $365.9 million in the second quarter of 2023 to $625.8 million in the second quarter of 2024. In the six months ended June 30, 2024, cash flow from operating activities from continuing operations increased to $1.04 billion from $735.7 million in the same period of 2023. The increases in cash flow from operating activities were due to increases in adjusted funds flow from continuing operations and fluctuations in non-cash working capital.
Exhibit 14
The Company's adjusted funds flow from continuing operations increased from $453.4 million in the three months ended June 30, 2023 to $611.7 million in the three months ended June 30, 2024. The increase was primarily due to the higher production volumes in the second quarter of 2024 compared to the same period in 2023.
Adjusted funds flow from continuing operations increased from $892.0 million in the six months ended June 30, 2023 to $1.18 billion in the six months ended June 30, 2024. The increase in adjusted funds flow from continuing operations was primarily due to higher production volumes, partially offset by the lower operating netback and higher interest expense on long-term debt.
Exhibit 15

VEREN INC.	15

The Company reported net income from continuing operations of $260.9 million for the three months ended June 30, 2024 (net income per share - diluted of $0.42) compared to $178.4 million in the same period in 2023 (net income per share - diluted of $0.33). The increase in net income was primarily due to higher adjusted funds flow from continuing operations and unrealized derivative gains, partially offset by higher DD&A and a foreign exchange loss in the second quarter of 2024.
In the six months ended June 30, 2024, the Company reported a net loss from continuing operations of $138.0 million (net loss per share - diluted of $0.22) compared to net income from continuing operations of $363.2 million in the same period in 2023 (net income per share - diluted of $0.66). The net loss in 2024 was primarily due to the impairment expense in the first quarter of 2024 and higher DD&A, partially offset by higher adjusted funds flow from continuing operations.
Exhibit 16
The Company's adjusted net earnings from continuing operations was $237.8 million for the three months ended June 30, 2024 (adjusted net earnings per share - diluted of $0.38) compared to $171.6 million in the same period of 2023 (adjusted net earnings per share - diluted of $0.32). Adjusted net earnings from continuing operations in the six months ended June 30, 2024 was $424.8 million (adjusted net earnings per share - diluted of $0.68) compared to $359.3 million in the same period of 2023 (adjusted net earnings per share - diluted of $0.65). The increases in adjusted net earnings from continuing operations were primarily due to higher adjusted funds flow from continuing operations, partially offset by higher depletion and depreciation expense.
Exhibit 17
Excess Cash Flow
Excess cash flow decreased from $277.8 million in the second quarter of 2023 to $193.4 million in the same period in 2024, primarily as a result of higher development capital and other expenditures, partially offset by the increase in adjusted funds flow from operations. For the six months ended June 30, 2024, excess cash flow decreased to $324.2 million from $431.2 million in the same period of 2023. The decrease was primarily due to higher development capital and other expenditures, partially offset by the increase in adjusted funds flow from operations and the lower unrealized loss on equity derivative contracts.

VEREN INC.	16

Discontinued Operations

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	96.2	(100)	—	199.8	(100)

Adjusted funds flow from discontinued operations (1)	—	99.2	(100)	—	185.5	(100)

Net income (loss) from discontinued operations	0.1	33.9	(100)	(12.7)	65.8	(119)
Net income (loss) from discontinued operations per share - diluted	—	0.06	(100)	(0.02)	0.12	(117)

Adjusted net earnings from discontinued operations (1)	—	33.8	(100)	—	65.0	(100)
Adjusted net earnings from discontinued operations per share - diluted (1)	—	0.06	(100)	—	0.12	(100)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
For the three and six months ended June 30, 2024, the Company recognized net income from discontinued operations of $0.1 million and a net loss from discontinued operations of $12.7 million, respectively, compared to net income from discontinued operations of $33.9 million and $65.8 million in the same periods in 2023. The net income and net loss in 2024 were a result of final closing adjustments related to the sale of the North Dakota assets.
Dividends Declared

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Dividends declared	71.7	54.8	31	143.0	71.9	99
Dividends declared per share	0.115	0.100	15	0.230	0.132	74
In February 2024 and May 2024, Veren declared quarterly dividends of $0.115 per share that were paid on April 1, 2024 and July 2, 2024, respectively.
Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital expenditures (1)	350.6	230.1	52	749.2	544.3	38
Land expenditures	27.4	7.1	286	35.1	8.4	318
Capitalized administration (2)	11.4	10.1	13	25.0	21.5	16
Corporate assets	1.5	1.8	(17)	2.6	2.3	13
Capital acquisitions	—	1,702.7	(100)	—	2,074.7	(100)
Capital dispositions (3)	(541.1)	(8.4)	6,342	(646.9)	(11.0)	5,781
Total (4)	(150.2)	1,943.4	(108)	165.0	2,640.2	(94)
(1)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)Capitalized administration excludes capitalized equity-settled SBC.
(3)Includes dispositions recorded through assets held for sale.
(4)Includes both continuing and discontinued operations.
Capital Acquisitions and Dispositions
Major Property Dispositions
North Dakota disposition
In 2023, the Company completed the disposition of its North Dakota assets. In the six months ended June 30, 2024, the Company incurred $12.7 million in final closing adjustments related to the disposition. Refer to the Discontinued Operations section in this MD&A for further information.
Southern Alberta disposition
On January 26, 2024, the Company completed the disposition of its Southern Alberta assets for total consideration of $38.4 million, including interim closing adjustments. Total consideration consisted of $13.4 million in cash and $25.0 million of deferred consideration receivable. These assets were recorded as assets held for sale at December 31, 2023.

VEREN INC.	17

Swan Hills disposition
On March 21, 2024, the Company completed the disposition of its Swan Hills assets in Northern Alberta for total consideration of $80.5 million, including interim closing adjustments. These assets were recorded as assets held for sale at December 31, 2023.
Non-core Saskatchewan disposition
On June 14, 2024, the Company completed the disposition of certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs for total consideration of $540.7 million, including interim closing adjustments. These assets were recorded as assets held for sale at March 31, 2024.
Development Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital expenditures from continuing operations (1)	350.6	123.5	184	749.2	308.5	143
Development capital expenditures from discontinued operations (1)	—	106.6	(100)	—	235.8	(100)
Development capital expenditures	350.6	230.1	52	749.2	544.3	38
(1)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's development capital expenditures for the three months ended June 30, 2024 were $350.6 million compared to $230.1 million in the same period in 2023. The Company's development capital expenditure for the six months ended June 30, 2024 were $749.2 million compared to $544.3 million in the same period in 2023. The increases in both periods were primarily due to increased activity in the Alberta Montney.
In the second quarter of 2024, 42 (40.6 net) wells were drilled and $32.4 million was spent on facilities and seismic ($17.9 million in the three months ended June 30, 2023). In the six months ended June 30, 2024, 87 (79.4 net) wells were drilled and $80.5 million was spent on facilities and seismic ($51.6 million in the six months ended June 30, 2023).
Refer to the Guidance section in this MD&A for Veren's development capital expenditure guidance for 2024.
Exhibit 18
Lease Liability
At June 30, 2024, the Company had $127.3 million of lease liabilities for contracts related to office space, fleet vehicles, equipment and drilling rigs.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $105.7 million in the second quarter of 2024, from $595.9 million at March 31, 2024 to $490.2 million at June 30, 2024. The decrease primarily relates to liabilities disposed through capital dispositions and the Company's continued abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $721.1 million.

VEREN INC.	18

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	June 30, 2024	December 31, 2023
Net debt (1)	2,962.7	3,738.1
Shares outstanding	617,569,617	619,929,490
Market price at end of period (per share)	10.79	9.19
Market capitalization	6,663.6	5,697.2
Enterprise value (1)	9,626.3	9,435.3
Net debt as a percentage of enterprise value (1)	31	40
Adjusted funds flow from operations (1) (2)	2,441.5	2,339.1
Net debt to adjusted funds flow from operations (1) (3)	1.2	1.6
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters. Includes both continuing and discontinued operations.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At June 30, 2024, Veren's enterprise value was $9.63 billion and the Company was capitalized with 69 percent equity compared to $9.44 billion and 60 percent at December 31, 2023, respectively. The increase in enterprise value at June 30, 2024 compared to December 31, 2023 is due to the Company's higher market capitalization, partially offset by lower net debt. The Company's net debt to adjusted funds flow from operations ratio at June 30, 2024, decreased to 1.2 times from 1.6 times at December 31, 2023. The decrease was largely due to the reduction in net debt as a result of capital dispositions and excess cash flow generation in the six months ended June 30, 2024.
Veren's market capitalization increased to $6.66 billion at June 30, 2024 from $5.70 billion at December 31, 2023, primarily due to the increase in the Company's share price, partially offset by the impact of share repurchases throughout the first half of 2024.
Exhibit 19
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At June 30, 2024, the Company had combined revolving bank credit facilities of $2.82 billion. This includes a $2.26 billion unsecured syndicated credit facility and a $100.0 million unsecured operating facility, both with a maturity date of November 26, 2026 and extendible annually. The Company also has an additional $400.0 million unsecured syndicated credit facility that matures on May 10, 2025. At June 30, 2024, the Company had available unused borrowing capacity on its revolving bank credit facilities of approximately $1.43 billion, including cash of $5.8 million.
The Company has a $60.0 million unsecured demand letter of credit facility with one Canadian chartered bank. The Company had letters of credit in the amount of $40.5 million outstanding at June 30, 2024.
During the three months ended June 30, 2024, the Company issued two tranches of investment grade public senior notes in the aggregate amount of Cdn$1.00 billion, consisting of Cdn$550.0 million of 4.968% five-year notes priced at par and due June 2029, and Cdn$450.0 million of 5.503% 10-year notes priced at par and due June 2034. The net proceeds from the offering were used to repay existing indebtedness under bank facilities, including fully retiring the Company's bank term loan.
At June 30, 2024, the Company had outstanding private senior notes of US$332.0 million and Cdn$65.0 million and public senior notes of Cdn$1.00 billion. The private senior notes have financial covenants similar to those of the combined credit facilities described above. There are no financial covenants associated with the public senior notes.

VEREN INC.	19

Concurrent with the issuance of private senior notes with total principal of US$259.5 million, the Company entered into CCS to manage the Company's foreign exchange risk. CCS fixes the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $330.5 million. At June 30, 2024, $467.4 million of notional principal was repayable within one year. During the second quarter, the Company repaid private senior note maturities totaling $316.4 million. See Note 21 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended June 30, 2024, for additional information.
The Company is in compliance with all debt covenants at June 30, 2024, which are listed in the table below:

Covenant Description	Maximum Ratio	June 30, 2024
Senior debt to adjusted EBITDA (1) (2)	3.50	0.98
Total debt to adjusted EBITDA (1) (3)	4.00	0.98
Senior debt to capital (2) (4)	0.55	0.31
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Veren does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At June 30, 2024, Veren had 617.6 million common shares issued and outstanding compared to 619.9 million common shares at December 31, 2023. The decrease of 2.3 million is primarily due to shares purchased for cancellation under the Company's current Normal Course Issuer Bid ("NCIB"), partially offset by stock options exercised pursuant to the Stock Option Plan and shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this MD&A, the Company had 616,846,070 common shares outstanding.
Normal Course Issuer Bid
On March 7, 2024, the Company announced the approval by the Toronto Stock Exchange of its notice to implement an NCIB. This NCIB allows the Company to purchase, for cancellation, up to 61,663,522 common shares, or 10 percent of the Company's public float, as at February 29, 2024. This NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025. The Company's previous NCIB commenced on March 9, 2023 and expired on March 8, 2024.
In the six months ended June 30, 2024, the Company purchased 4.5 million common shares for total consideration of $52.4 million under its current NCIB. The total cost paid, including commissions, fees and taxes was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Critical Accounting Estimates
There have been no changes in Veren's critical accounting estimates in the six months ended June 30, 2024. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2023.

VEREN INC.	20

Changes in Accounting Policies
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. The Company adopted this amendment in 2024 and the adoption did not have an impact on the Company's consolidated financial statements.
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on deferred taxes arising in jurisdictions implementing the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. This amendment was effective immediately and has been adopted by the Company with no impact to the Company's interim consolidated financial statements.
New accounting standards and amendments not yet adopted
Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the International Accounting Standards Board and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of comprehensive income and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted.
Financial Instruments and Financial Instruments: Disclosures
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted.

VEREN INC.	21

Summary of Quarterly Results

	2024		2023				2022
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales from continuing operations	1,136.4	1,107.9	946.7	998.7	791.6	762.0	864.2	930.3
Total oil and gas sales	1,136.4	1,107.9	1,012.4	1,236.3	949.6	913.6	1,016.6	1,097.3

Average daily production from continuing operations
Crude oil and condensate (bbls/d)	110,399	113,607	96,144	92,824	84,944	78,191	78,051	79,077
NGLs (bbls/d)	17,041	19,077	16,023	16,119	14,360	13,562	13,427	13,070
Natural gas (mcf/d)	391,249	395,204	248,306	244,777	192,964	157,690	139,206	131,377
Production from continuing operations (boe/d)	192,648	198,551	153,551	149,739	131,465	118,035	114,679	114,043
Total average daily production (boe/d)	192,648	198,551	162,269	180,581	155,031	139,280	134,124	133,019

Net income (loss) from continuing operations	260.9	(398.9)	302.6	133.6	178.4	184.8	(577.8)	415.1
Net income (loss) per share from continuing operations - diluted	0.42	(0.64)	0.54	0.25	0.33	0.33	(1.04)	0.73

Net income (loss)	261.0	(411.7)	951.2	(809.9)	212.3	216.7	(498.1)	466.4
Net income (loss) per share – diluted	0.42	(0.66)	1.70	(1.52)	0.39	0.39	(0.90)	0.82

Adjusted net earnings from continuing operations (1)	237.8	187.0	210.0	226.6	171.6	187.7	165.5	195.7
Adjusted net earnings from continuing operations per share – diluted (1)	0.38	0.30	0.37	0.42	0.32	0.34	0.30	0.35

Adjusted net earnings from operations (1)	237.8	187.0	192.8	315.5	205.4	218.9	209.8	242.9
Adjusted net earnings from operations per share – diluted (1)	0.38	0.30	0.34	0.59	0.38	0.40	0.38	0.43

Cash flow from operating activities from continuing operations	625.8	411.2	524.0	537.1	365.9	369.8	507.5	530.5
Cash flow from operating activities	625.8	411.2	611.3	648.9	462.1	473.4	589.5	647.0

Adjusted funds flow from continuing operations (1)	611.7	568.2	535.1	548.6	453.4	438.6	430.9	479.1
Adjusted funds flow from operations (1)	611.7	568.2	574.5	687.1	552.6	524.9	522.8	576.5

Adjusted working capital surplus (deficiency) (1)	(140.4)	(82.0)	(196.3)	(45.7)	(82.5)	(79.9)	95.1	47.9
Total assets	11,336.4	12,035.5	12,775.7	10,371.0	11,277.2	9,759.6	9,486.4	10,437.6
Total liabilities	4,811.5	5,659.6	5,908.2	4,660.6	4,597.5	3,113.8	2,993.0	3,224.6
Net debt (1)	2,962.7	3,582.9	3,738.1	2,876.2	3,000.7	1,436.3	1,154.7	1,198.3

Weighted average shares – diluted (millions)	620.3	622.6	559.1	536.9	545.3	552.7	559.2	567.4

Total capital acquisitions	—	—	2,513.9	1.1	1,702.7	372.0	1.3	88.2
Total capital dispositions	(541.1)	(105.8)	(602.4)	(0.2)	(8.4)	(2.6)	1.2	(244.1)
Development capital expenditures from continuing operations	350.6	398.6	276.0	260.4	123.5	185.0	160.5	224.3
Development capital expenditures (1)	350.6	398.6	278.9	315.5	230.1	314.2	246.4	308.5

Dividends declared	71.7	71.3	68.3	71.7	54.8	17.1	118.8	44.9
Dividends declared per share	0.115	0.115	0.120	0.135	0.100	0.032	0.215	0.080
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions and natural declines.
Net income (loss) has fluctuated over the past eight quarters, primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense.

VEREN INC.	22

Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Development capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

VEREN INC.	23

Disclosure Controls and Procedures
Veren is required to comply with National Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Veren disclose in the interim MD&A any weaknesses or changes in Veren's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Veren's internal controls over financial reporting. Veren confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the second quarter 2024.
Guidance
Veren's guidance for 2024 is as follows:

Total Annual Average Production (boe/d) (1)	191,000 - 199,000

Capital Expenditures
Development capital expenditures ($ millions) (2)	$1,400 - $1,500
Capitalized administration ($ millions)	$40
Total ($ millions) (3)	$1,440 - $1,540

Other Information
Reclamation activities ($ millions) (4)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$12.50 - $13.50
Royalties	10.00% - 11.00%
(1)Total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas.
(2)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(3)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(4)Reflects Veren's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%
(1)Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis. Refer to the Specified Financial Measures section in this MD&A for further information on base dividends and excess cash flow.
Additional information relating to Veren, including the Company's December 31, 2023 AIF, which along with other relevant documents are available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.

VEREN INC.	24

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, "total netback”, "operating netback", "netback", “adjusted funds flow from operations” (or "adjusted FFO"), “adjusted funds flow from continuing operations”, “adjusted funds flow from discontinued operations”, "excess cash flow", "base dividends", "adjusted working capital surplus (deficiency)", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from continuing operations”, “adjusted net earnings from continuing operations per share – diluted”, “adjusted net earnings from discontinued operations”, “adjusted net earnings from discontinued operations per share – diluted”, “adjusted net earnings from operations per share - diluted”, "development capital expenditures", "development capital expenditures from continuing operations", and "development capital expenditures from discontinued operations". These terms do not have any standardized meaning as prescribed by the International Accounting Standards Board ("IASB") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Oil and gas sales	1,136.4	791.6	44	2,244.3	1,553.6	44
Royalties	(115.9)	(83.8)	38	(229.8)	(169.8)	35
Operating expenses	(239.5)	(182.8)	31	(490.5)	(351.8)	39
Transportation expenses	(79.7)	(39.7)	101	(161.5)	(72.5)	123
Total operating netback	701.3	485.3	45	1,362.5	959.5	42
Realized gain (loss) on commodity derivatives	(3.4)	25.3	(113)	1.1	17.9	(94)
Total netback	697.9	510.6	37	1,363.6	977.4	40
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 16 – "Capital Management" in the unaudited consolidated financial statements for the period ended June 30, 2024, for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less development capital and other expenditures, payments on lease liability, decommissioning expenditures funded by the Company, unrealized gains and losses on equity derivative contracts, transaction costs and other items (excluding net acquisitions and dispositions). The Company has separated transaction costs from "other items" due to the materiality of the amounts. The prior period presentation has been revised to reflect current period presentation. The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

VEREN INC.	25

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023 (1)	% Change	2024	2023 (1)	% Change
Cash flow from operating activities	625.8	462.1	35	1,037.0	935.5	11
Changes in non-cash working capital	(34.3)	70.0	(149)	114.1	109.8	4
Transaction costs	12.9	14.6	(12)	14.2	16.4	(13)
Decommissioning expenditures (2)	7.3	5.9	24	14.6	15.8	(8)
Adjusted funds flow from operations	611.7	552.6	11	1,179.9	1,077.5	10
Development capital and other expenditures	(387.7)	(249.1)	56	(805.6)	(576.5)	40
Payments on lease liability	(8.8)	(5.3)	66	(17.4)	(10.6)	64
Decommissioning expenditures	(7.3)	(5.9)	24	(14.6)	(15.8)	(8)
Unrealized loss on equity derivative contracts	(0.7)	(2.5)	(72)	(0.6)	(30.0)	(98)
Transaction costs	(12.9)	(14.6)	(12)	(14.2)	(16.4)	(13)
Other items (3)	(0.9)	2.6	(135)	(3.3)	3.0	(210)
Excess cash flow	193.4	277.8	(30)	324.2	431.2	(25)
(1)Comparative period revised to reflect current period presentation.
(2)Excludes amounts received from government grant programs.
(3)Other items exclude net acquisitions and dispositions.
The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	96.2	(100)	—	199.8	(100)
Changes in non-cash working capital	—	3.0	(100)	—	(14.3)	(100)
Adjusted funds flow from discontinued operations	—	99.2	(100)	—	185.5	(100)
The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from continuing operations	625.8	365.9	71	1,037.0	735.7	41
Cash flow from operating activities from discontinued operations	—	96.2	(100)	—	199.8	(100)
Cash flow from operating activities	625.8	462.1	35	1,037.0	935.5	11

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted funds flow from continuing operations	611.7	453.4	35	1,179.9	892.0	32
Adjusted funds flow from discontinued operations	—	99.2	(100)	—	185.5	(100)
Adjusted funds flow from operations	611.7	552.6	11	1,179.9	1,077.5	10
Adjusted working capital surplus (deficiency) is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and deferred consideration receivable. Deferred consideration receivable was incurred in 2023 and 2024 through capital dispositions and is included in "other current assets" and "other long-term assets" on the balance sheet. Adjusted working capital surplus (deficiency) is a component of net debt and is a measure of the Company's liquidity.

VEREN INC.	26

The following table reconciles adjusted working capital deficiency:

($ millions)	June 30, 2024	December 31, 2023	% Change
Accounts payable and accrued liabilities	571.4	634.9	(10)
Dividends payable	71.2	56.8	25
Long-term compensation liability (1)	51.2	66.8	(23)
Cash	(5.8)	(17.3)	(66)
Accounts receivable	(379.5)	(377.9)	—
Prepaids and deposits	(105.0)	(87.8)	20
Deferred consideration receivable (2)	(63.1)	(79.2)	(20)
Adjusted working capital deficiency	140.4	196.3	(28)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Deferred consideration receivable is comprised of $50.1 million included in other current assets and $13.0 million included in other long-term assets (December 31, 2023 - $79.2 million in other current assets and nil in other long-term assets).
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital deficiency, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2024	December 31, 2023	% Change
Long-term debt (1)	2,844.9	3,566.3	(20)
Adjusted working capital deficiency	140.4	196.3	(28)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(22.6)	(24.5)	(8)
Net debt	2,962.7	3,738.1	(21)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Veren monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income (loss) before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, gains or losses on capital acquisitions and dispositions, cumulative foreign currency translation of discontinued foreign operations, and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income (loss).
The following table reconciles net income (loss) to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss)	261.0	212.3	23	(150.7)	429.0	(135)
Amortization of E&E undeveloped land	29.8	5.3	462	59.4	7.9	652
Impairment	—	—	—	512.3	—	100
Unrealized derivative losses	4.8	116.2	(96)	157.7	120.1	31
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(66.6)	(128.5)	(48)	1.6	(129.1)	(101)
Net (gain) loss on capital dispositions	(1.3)	(2.1)	(38)	10.7	(4.1)	(361)
Deferred tax adjustments	10.1	2.2	359	(166.2)	0.5	(33,340)
Adjusted net earnings from operations	237.8	205.4	16	424.8	424.3	—

VEREN INC.	27

The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss) from discontinued operations	0.1	33.9	(100)	(12.7)	65.8	(119)
Net (gain) loss on capital dispositions	(0.1)	—	(100)	12.7	—	100
Deferred tax adjustments	—	(0.1)	(100)	—	(0.8)	(100)
Adjusted net earnings from discontinued operations	—	33.8	(100)	—	65.0	(100)
The following table reconciles adjusted net earnings from continuing and discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted net earnings from continuing operations	237.8	171.6	39	424.8	359.3	18
Adjusted net earnings from discontinued operations	—	33.8	(100)	—	65.0	(100)
Adjusted net earnings from operations	237.8	205.4	16	424.8	424.3	—
Adjusted net earnings from operations per share - diluted is a non-GAAP ratio and is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles development capital and other expenditures to development capital expenditures:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital and other expenditures	387.7	249.1	56	805.6	576.5	40
Payments on drilling rig lease liabilities	3.2	—	100	6.3	—	100
Land expenditures	(27.4)	(7.1)	286	(35.1)	(8.4)	318
Capitalized administration (1)	(11.4)	(10.1)	13	(25.0)	(21.5)	16
Corporate assets	(1.5)	(1.8)	(17)	(2.6)	(2.3)	13
Development capital expenditures	350.6	230.1	52	749.2	544.3	38
(1)Capitalized administration excludes capitalized equity-settled SBC.
Development capital expenditures is a historical non-GAAP financial measure that presents total budgeted development capital spending under the Company's guidance. The most directly comparable financial measure disclosed in the Company's financial statements is development capital and other expenditures on the consolidated statements of cash flows. Development capital expenditures is calculated as development capital and other expenditures plus payments on drilling rig lease liabilities, and excludes land expenditures, capitalized administration and corporate assets. These drilling rig contracts are accounted for in accordance with IFRS 16 Leases.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

VEREN INC.	28

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this MD&A. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. For additional information on the disposition of certain non-core Saskatchewan assets, refer to the press release dated May 6, 2024 available on SEDAR+ at www.sedarplus.ca.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, have been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Veren's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Veren's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Veren's use of derivatives to reduce the volatility of the selling price of its crude oil, NGLs and natural gas production and provide some upside participation during rising prices and how these derivatives provide a measure of stability to cash flow;
● Veren's 2024 production and capital expenditures guidance, and other information forming part of the 2024 guidance;

● The extent and effectiveness of hedges;
● Veren's return of capital outlook including dividend expectations and additional return of capital target as a percentage of excess cash flow;
● The Company's liquidity and financial flexibility;
● The method by which the Company's ongoing working capital requirements are financed;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Veren's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company.
Therefore, Veren's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Veren will derive therefrom.

VEREN INC.	29

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom. The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	9,653	13,188	10,543	13,034
Heavy Crude Oil (bbl/d)	2,866	3,857	3,243	3,933
Tight Oil (bbl/d)	72,546	48,151	72,698	43,831
Total Crude Oil (bbl/d)	85,065	65,196	86,484	60,798

NGLs (bbl/d)	42,375	34,108	43,578	34,751

Shale Gas (mcf/d)	387,893	184,105	388,162	165,883
Conventional Natural Gas (mcf/d)	3,357	8,859	5,066	9,542
Total Natural Gas (mcf/d)	391,250	192,964	393,228	175,425

Total production from continuing operations (boe/d)	192,648	131,465	195,600	124,787

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	9,653	13,190	10,543	13,035
Heavy Crude Oil (bbl/d)	2,866	3,857	3,243	3,933
Tight Oil (bbl/d)	72,546	63,812	72,698	58,528
Total Crude Oil (bbl/d)	85,065	80,859	86,484	75,496

NGLs (bbl/d)	42,375	39,399	43,578	39,992

Shale Gas (mcf/d)	387,893	199,781	388,162	180,726
Conventional Natural Gas (mcf/d)	3,357	8,859	5,066	9,542
Total Natural Gas (mcf/d)	391,250	208,640	393,228	190,268

Total average daily production (boe/d)	192,648	155,031	195,600	147,199

VEREN INC.	30

	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Light & Medium Crude Oil (bbl/d)	9,653	11,434	12,198	12,405	13,188	12,879	13,671	12,347
Heavy Crude Oil (bbl/d)	2,866	3,620	3,795	3,617	3,857	4,010	3,870	4,102
Tight Oil (bbl/d)	72,546	72,849	56,657	54,605	48,151	39,464	40,068	42,030
Total Crude Oil (bbl/d)	85,065	87,903	72,650	70,627	65,196	56,353	57,609	58,479

NGLs (bbl/d)	42,375	44,780	39,517	38,316	34,108	35,401	33,871	33,668

Shale Gas (mcf/d)	387,893	388,432	236,926	232,235	184,105	147,458	128,437	121,070
Conventional Natural Gas (mcf/d)	3,357	6,773	11,380	12,542	8,859	10,233	10,769	10,307
Total Natural Gas (mcf/d)	391,250	395,205	248,306	244,777	192,964	157,691	139,206	131,377

Total production from continuing operations (boe/d)	192,648	198,551	153,551	149,739	131,465	118,036	114,681	114,043

	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Light & Medium Crude Oil (bbl/d)	9,653	11,434	12,198	12,408	13,190	12,879	13,671	12,347
Heavy Crude Oil (bbl/d)	2,866	3,620	3,795	3,617	3,857	4,010	3,870	4,102
Tight Oil (bbl/d)	72,546	72,849	62,512	75,879	63,812	53,184	52,095	54,030
Total Crude Oil (bbl/d)	85,065	87,903	78,505	91,904	80,859	70,073	69,636	70,479

NGLs (bbl/d)	42,375	44,780	41,373	44,728	39,399	40,592	38,893	38,481

Shale Gas (mcf/d)	387,893	388,432	242,965	251,152	199,781	161,459	142,803	134,049
Conventional Natural Gas (mcf/d)	3,357	6,773	11,380	12,542	8,859	10,233	10,769	10,307
Total Natural Gas (mcf/d)	391,250	395,205	254,345	263,694	208,640	171,692	153,572	144,356

Total average daily production (boe/d)	192,648	198,551	162,269	180,581	155,031	139,280	134,124	133,019

VEREN INC.	31

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Operations and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Veren's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
VRN
Investor Contacts
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

VEREN INC.	32